Exhibit 99.1

Perion Receives Nasdaq Letter Regarding Bid Price Compliance

Tel-Aviv, Israel, April 2, 2018 — Perion Network Ltd. (NASDAQ: PERI) (the “Company”), a global technology leader in advertising solutions for brands and publishers, today announced that it received a letter from NASDAQ indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5450(a)(1) which requires listed securities to maintain a minimum bid price of $1.00 per share for 30 consecutive business days.

The NASDAQ notice has no immediate effect on the listing or trading of the Company’s shares on the NASDAQ Stock Market.

According to the letter from NASDAQ, the Company has a grace period of 180 calendar days, ending on September 24, 2018, to regain compliance with the minimum bid price requirement. The Company can regain compliance if, at any time before the grace period ends, the bid price of its ordinary shares closes at or above $1.00 per share for a minimum of ten (10) consecutive business days.  If the Company cannot demonstrate bid price compliance by the end of the 180-day grace period, the Company may become eligible for an additional 180-day grace period if the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Global Select Market, with the exception of the bid price requirement.

About Perion Network Ltd.
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Perion.Investor.Relations@perion.com
Source: Perion Network Ltd.